May 6, 2020

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3720

Attention:Kathryn Jacobson

Robert Littlepage

RE: BlackLine, Inc.

December 31, 2019 Form 10-K

Filing Date:  February 27, 2020

File No. 001-37924

Ladies and Gentlemen:

We are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 22, 2020 (the “Comment Letter”)  in respect of the above-referenced filing with the Commission:

Form 10-K for the Year Ended December 31, 2019

Note 11, Income taxes, page 84

1.

Please provide additional context disclosing why the decrease in the tax valuation allowance was recorded through equity and advise us.  Explain to us the nature of this adjustment and your basis for recording it under GAAP.  Also tell us how you recorded the adjustment in your financial statements and why it does not appear on your Consolidated Statements of Stockholders’ Equity.

In this response, BlackLine, Inc. (the “Company”) provides a brief background of the matter which gave rise to the $27.4 million decrease in the Company’s valuation allowance (“VA”) as reported in Note 11 of the Company’s 2019 Form 10-K, management’s basis for recording the VA decrease in additional-paid-in-capital under U.S. GAAP, and an explanation as to why the VA adjustment does not appear in the Company’s Consolidated Statements of Stockholders’ Equity.

Background

As disclosed in Note 9 of the 2019 Form 10-K, on August 13, 2019, the Company issued Convertible Senior Notes (the “Notes”) due in 2024 for aggregate proceeds of $500.0 million.  Given the cash conversion feature of the Notes, the Company allocated the Notes’ proceeds between liability and equity components, with the equity component representing the difference between the proceeds and the fair value of a similar liability that does not have an associated convertible feature, in accordance with the cash conversion principles of ASC 470-20.  The equity component of the Notes was $111.2 million as of December 31, 2019 and was recorded in additional paid-in-capital (“APIC”).

Division of Corporation Finance
Office of Technology
U.S. Securities & Exchange Commission

May 6, 2020

As a result of a difference in book and tax basis in the Notes, a deferred tax liability was recorded through APIC in accordance with ASC 740-20-45-11(c). The deferred tax liability associated with the taxable temporary difference was $27.4 million.  Accordingly, deferred tax expense of $27.4 million was recorded to APIC in 2019.

The Company’s U.S. business has incurred substantial net operating losses since its founding in 2001.  Pursuant to ASC 740-10-30-17, the Company previously determined, based upon all available evidence, that a VA is required on its U.S. deferred tax assets.  Thus, a U.S. VA of $29.9 million exists against its $29.9 million U.S. deferred tax assets (net of applicable deferred tax liabilities) as of December 31, 2019.  The need for a VA was mitigated only to the extent of deferred tax liabilities available as a future source of taxable income under ASC 740-10-30-18.  As of December 31, 2019, the Company determined that the taxable temporary difference associated with Notes is an available source of income to offset its U.S. deferred tax assets.  Accordingly, the $27.4 million tax effect of these Notes reduced the net deferred tax assets and related VA required at December 31, 2019, as reflected in the VA table in Note 11 of the 2019 Form 10-K. The Company has not changed its judgment with regards to the need for a VA.

Accounting Considerations

ASC 740-20-45-1 provides that after determining total income tax expense or benefit under ASC 740-10, the intraperiod tax allocation guidance is used to allocate total income tax expense or benefit to different components of comprehensive income and shareholders' equity.  Generally, the allocation of income tax expense or benefit to the components will be based upon the current year component.  As a result of the deferred tax liability recorded in equity, the Company’s net deferred tax assets were reduced by $27.1 million, which resulted in a decrease in the Company’s VA also recorded in equity under the guidance in ASC 740-20-45.

Consolidated Statements of Stockholders’ Equity Presentation

As addressed above, the Company’s 2019 Consolidated Statement of Stockholders’ Equity did not reflect a line item for the $27.4 million change in VA because the $27.4 million deferred tax expense associated with the setup of the Notes taxable temporary difference and the resulting change in the VA were both recorded in APIC, netting to zero.

Thank you for your consideration of the Company’s above explanation, and please let us know if you have further comments or questions.  Please contact me at (818) 746-4731 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Very truly yours,

BLACKLINE, INC.

/s/ Mark Partin
Mark Partin
Chief Financial Officer